Filed by Equitrans Midstream Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Equitrans Midstream Corporation

Commission File No. 001-38629

Date: April 30, 2024

Investor Presentation April 2024

2 Key Investment Highlights Proposed Acquisition by EQT • On March 11, 2024, announced the proposed acquisition of ETRN by EQT Corporation (EQT) in an all - stock transaction • ETRN shareholders will receive 0.3504 shares of EQT common stock in exchange for each share of ETRN common stock • ETRN shareholders are expected to own ~26% of the combined company Leading footprint in the Appalachian Basin • Premier gathering, transmission and water infrastructure positioned to benefit from core development in the Marcellus / Utica Shales • One of the largest natural gas gatherers in the United States, anchored by ~5 Bcf per day of MVCs (1) • Commercial alignment with EQT enables optimized drilling plans and significant midstream capital efficiencies Long - term firm contracts intended to provide support for cash flow profile • ~67% of total operating revenue from firm reservation fees in the first quarter 2024 (1) • ~13 - year weighted average firm gathering contracts remaining term (1) • ~11 - year weighted average firm transmission and storage contracts remaining term (1) Significant organic growth projects expected to support long - term growth • MVP project, together with the Hammerhead pipeline and Equitrans Expansion project, expected to add ~$305 MM of annual incremental adjusted EBITDA following MVP in - service (2) Disciplined capital plan • Intend to utilize excess retained free cash flow to reduce debt (3) • Targeting a long - term leverage ratio of <4.0x (3) Commitment to sustainability • Employing new application of technologies designed to reduce operational methane emissions • Launching a multi - year plan in pursuit of the Company’s emissions targets outlined in our climate policy • Completed our initial TCFD - based scenario analysis in late 2023 and continuing to explore the challenges and opportunities related to energy transition See slide 23 for important information regarding forward - looking statements. (1) Statistics as of March 31, 2024. Weighted average firm contract remaining term based on total projected contractual revenues, in cluding projected contractual revenues from future capacity expected from expansion projects that are not yet fully constructed or not yet fully in service for which the company has executed firm contracts. (2) See slide 18 for additional information. See slide 25 for important information regarding the non - GAAP financial measure adjusted EBITDA. (3) See slide 25 for important information regarding the non - GAAP financial measures adjusted EBITDA, long - term leverage ratio and r etained free cash flow.

Assets and Organic Growth Projects 3

Mountain Valley Pipeline

Long-haul pipeline designed to be main takeaway artery out of A-basin

Forward construction resumed following passage of the Fiscal Responsibility Act of 2023

MVP is expected to deliver reliable, low-cost Marcellus and Utica natural gas to the growing natural gas demand markets in southeast U.S.

- **303-mile, 42” diameter FERC-regulated pipeline**
- **Expected construction completion on or about May 31, 2024**
- **Total estimated project cost of ~$7.85 B(1)**
- **ETRN expected ownership ~49.2% and ETRN will operate the pipeline(1)**
- **2.0 Bcf per day capacity, fully subscribed under 20-year firm contracts**
- **Expansion opportunity of ~500 MMcf per day with additional compression**
- **In April 2024, the MVP Joint Venture filed its in-service authorization request for the MVP project with the FERC**

JV Partners:

equitrans Midstream | NextEra Energy | conEdison | AltaGas | RGC Resources

Strategic 50+ Year Pipeline Asset



PA
OH
MD
WV
NC
Mobley
Access to Southeast Markets
Transco Station 165 (Zone 5 Pool)
Processing Facility
Transco Compressor Station
Equitrans Transmission
MVP
TCO
ETNG
REX
TETCO
TRANSCO

See slide 23 for important information regarding forward-looking statements.

(1) ETRN expects to complete construction and final pipeline commissioning on or about May 31, 2024. MVP and MVP-related long-term firm capacity will begin on the first day of the month immediately following the date MVP receives FERC authorization to commence service and is able to provide the applicable service level (with certain MVC step ups and more significant gathering MVC fee declines under the EQT Global GGA commencing effective the first day of the calendar quarter in which the MVP long-term firm capacity obligations commence). Should MVP be authorized and able to provide service, however its long-term firm capacity obligations are not yet effective due to timing, MVP would be available for interruptible or short-term firm service until long-term firm capacity obligations commence. The majority of the remaining restoration is to occur following MVP in-service. Given ETRN's expectation to complete MVP project construction and final commissioning on or about May 31, 2024, and its estimated total project cost of approximately $7.85 billion (including contingency and excluding AFUDC), ETRN anticipates its equity ownership in the MVP project would progressively increase from approximately 48.9% to approximately 49.2%.

4

Gathering Assets

Integrated asset footprint across core Marcellus & Utica development areas

OH Utica Gathering

- ~220 miles of high-pressure pipeline
- ~98,000 HP of compression
- Dry gas gathering in core acreage in Belmont and Monroe counties
- Significant acres dedicated

Eureka & Hornet Midstream Gathering[3]

- ~290 miles of high-pressure pipeline
- ~51,000 HP of compression
- MVCs of ~1 Bcf/d
- Supports core dry gas development in Ohio Utica and core wet gas development in West Virginia Marcellus
- Significant acres dedicated across OH Utica and WV Marcellus



OH
PA
WV
VA
Pittsburgh
Equitrans Transmission
Marcellus Gathering
Hammerhead Pipeline
Utica Gathering
Eureka Midstream Pipeline
Hornet Pipeline
OVC
Allegheny Valley Connector
Sunrise Pipeline
In-Flight Pipeline Project
Water Pipeline
Storage Pool

PA and WV Gathering

- ~710 miles of high-pressure pipeline
- ~342,000 HP of compression
- Contract with EQT covers core development in PA and WV
  - 3.0 Bcf/d MVC under EQT Global GGA steps up to 3.5 Bcf/d upon MVP in-service[(1)(2)]
  - Significant Pennsylvania and West Virginia acres dedicated from EQT and certain other third parties
- Additional 0.6 Bcf/d high-pressure header pipeline for Range Resources
- Additional 32,000 HP of booster compression placed into service in late February 2024
  - Backed by long-term firm commitment

Statistics as of December 31, 2023 unless otherwise stated.
(1) See slide 23 for important information regarding forward looking statements.
(2) MVC subsequently steps up to 3.75 Bcf/d in the second year following MVP in-service and then up to 4.0 Bcf/d in the third year following MVP in-service and through 2031.
(3) ETRN owns 60% of Eureka Midstream and 100% of Hornet Midstream assets.

5

Gathering Assets Positioned to Benefit from MVP

System prepared to gather and send volumes to source 2.0 Bcf per day of MVP capacity[(1)]

- **Multiple interconnects with MVP provide optionality to feed MVP with gas from Southwestern PA, Northern WV, and Ohio**

Long-term gathering contract with EQT

- **15-year gathering agreement commenced in 2020**
- **Single MVC covering PA and WV allows for optimized drilling plan and midstream capital efficiency**
- **Potential to earn up to $60 MM in 2024 from Henry Hub upside[(1)(2)]**

ETRN Systems Provide Primary Supply Path to MVP



OVC & OVCX bi-directional ~1.35 Bcf/d capacity
EEP ~600 MMcf/d capacity
Residue gas from Mobley processing facility ~0.9 Bcf/d capacity
Hammerhead bi-directional ~1.6 Bcf/d capacity
ETRN Gathering
Hammerhead
OVC
ETRN Transmission
MVP

(1) *See slide 23 for important information regarding forward looking statements.*

(2) *Applies to the period beginning on the first day of the calendar quarter in which MVP long-term firm capacity obligations become effective but in no case extending beyond December 2024. Cash to be paid from customer in an amount equal to (a) product of (x) applicable MVC volume for the relevant quarter and (y) the number of days in the quarter, multiplied by (b) 15% of every $0.01/MMBtu that the average NYMEX Henry Hub first of the month closing index price is above $2.70/MMBtu during the quarter.*

6

Capital Efficiencies from EQT Gathering Agreement

Reducing sustaining CAPEX from combo development, return to pad drilling and system integration

CAPEX Reductions Support Long-Term Free Cash Flow(1)(2)

Systematic buildout of gas gathering system yields midstream capital efficiencies

- **Concentrated footprint reduces overall build miles relative to scattered pad development**
- **Sustaining gathering CAPEX estimated to be between ~$200 MM and $250 MM for 2024 with expected return to pad drilling and system integrations(2)(3)**

EQT choke management program enhances predictable operations and midstream planning(2)

- **Avoid sizing midstream facilities for short-lived peak initial production rates**

Combo Development / Return to Pad Example


Step one – initial drilling plan
Existing gathering lines and compression
Step two – return to pad drilling utilizes infrastructure built for step one

(1) See slide 25 for important information regarding the non-GAAP financial measure free cash flow.
(2) See slide 23 for important information regarding forward-looking statements.
(3) Sustaining gathering CAPEX is an estimate of capital expenditures required to maintain flat gathered volumes in a given year.

7

Hammerhead Gathering Pipeline

Outlet for southwestern PA development to access southeast U.S. demand market via MVP

Natural gas gathering header pipeline

- **~63-mile pipeline**
- **Aggregate gas from several gathering systems**
- **Construction completed in Q3 2020**

1.6 Bcf per day maximum capacity

- **1.2 Bcf per day firm commitment from EQT with a 20-year term, commencing in conjunction with MVP in-service and expected to generate ~$65 MM of annual incremental adjusted EBITDA(1)**

Provides optionality to non-MVP delivery points

- **In Q1 2024, ~$6 MM of revenue was generated from firm and interruptible services provided on Hammerhead to non-MVP delivery points**

~$540 MM of capital



OH
PA
MD
WV
ETRN Pipeline
Hammerhead
MVP
0 5 10 20 Miles

(1) *See slide 18 for additional detail; see slide 23 for important information regarding forward-looking statements; and see slide 25 for important information regarding the non-GAAP financial measure adjusted EBITDA.*

8

Transmission and Storage Assets

System aggregates regional A-Basin supply and exports to the interstate pipeline system

~4.4 Bcf per day capacity

~940-miles of FERC-regulated interstate pipelines

~135,000 HP Compression

18 storage pools with ~43 Bcf of working gas storage capacity

Ohio Valley Connector (OVC) provides access to Midwest markets

Assets traverse core Marcellus acreage

~97% of firm capacity commitments under negotiated rate agreements

Strategically Located Assets



Marcellus
Utica
PA
OH
Columbus
Pittsburgh
MD
Washington
WV
VA
KY
AVC Compressor Station
EQM Compressor Station
Allegheny Valley Connector
Sunrise Pipeline
OVC
Equitrans Transmission
Storage Pool
Marcellus Fairway

Statistics as of December 31, 2023.

9

Gathering ~7.4 Bcf per day (1) Pipeline position cannot be replicated • Multiple large diameter pipelines aggregate gas and provide access to every major region Producers have optionality to reach many markets and enhance net - back price • Interconnects with 7 interstate pipelines and provides access to local demand Demand customers have access to low cost gas supply close to wellhead Storage provides balancing and park & loan services Equitrans Transmission System offers optionality to diverse set of markets Connecting A - Basin Supply to Markets Local Demand Local Demand Northeast Market Pipeline Interconnects Northeast TETCO, TCO, EGTS, TGP, NFG Midwest REX, ET Rover Gulf TETCO, TCO, TGP Southeast Transco (Upon MVP in - service) Local Demand Columbia Gas of PA / PNG 10 (1) Average daily gathered volumes for the three months ended March 31, 2024 which includes 100% of Eureka.

11 Provides shippers firm transportation to key demand markets Ohio Valley Connector Expansion Project (OVCX) Offers flexibility to mid continent and Gulf Coast markets • Designed to add compression at existing compressor stations in PA, WV & OH • Intended to deliver system reliability for all ETRN customers • Construction commenced in the third quarter of 2023 • OVCX began providing interim service to shippers on April 1, 2024, and ETRN expects full in - service to occur on May 1, 2024 • ETRN expects to invest ~$40 MM on OVCX in 2024 Incremental 350 MMcf per day capacity • Supported by long - term firm capacity commitments of 330 MMcf per day • Extension of 1.0 Bcf per day of existing contracted mainline capacity for EQT OVCX Compression See slide 23 for important information regarding forward - looking statements.

Southgate

Project driven by demand pull from the tailgate of MVP

Amended Southgate design[(1)]:

- ~31-mile, 30” diameter extension into Rockingham County, North Carolina
- Project backed by aggregate 550,000 Dth per day firm capacity commitments from Public Service Company of North Carolina and Duke Energy Carolinas
- Targeted completion in June 2028

ETRN expected ownership ~47.2%

ETRN expected to operate pipeline

JV Partners:

equitrans Midstream | NextEra Energy | AltaGas | RGC Resources



OH
WV
MD
VA
KY
TN
NC
SC
Danville
Winston-Salem
Greensboro
High Point
Southgate
MVP
ETNG
Transco

Statistics as of December 31, 2023.

(1) The MVP Joint Venture completed an open season for the MVP Southgate project in February 2024, and believes it has substantially finalized the project scope as described above.

12

Water Assets

Fresh Water System

- ~201 miles of pipeline that deliver fresh water from a variety of local and regional water sources
- Fresh water system consists of permanent, buried pipelines, surface pipelines, 17 fresh water impoundment facilities, and pumping stations

Mixed-Water System

- ~53 miles of buried pipeline and two water storage facilities with ~350,000 barrels of capacity
- Two interconnects with the fresh water system
- Additional plans to expand Pennsylvania system into West Virginia in 2024 (expected to be completed in Q1 2025)

10-year water services agreement with EQT

- Annual revenue commitments of $40 MM for the first five years and $35 MM in the last five years

ETRN also provides freshwater delivery services to other Marcellus and Utica producers

- In May 2023, ETRN executed a 10-year agreement with a producer customer to provide mixed-use water delivery service(1)


OH
WV
PA
Impoundment
Water Source
Storage Facility
Mixed Water Pipeline
Fresh Water Pipeline


Above Ground Storage Facility

Statistics as of December 31, 2023; see slide 23 for important information regarding forward-looking statements.
(1) The agreement is backed by a minimum volume commitment.

13

ESG Overview 14

MVP Targeting Carbon Neutrality 15 Plans include purchase of carbon offsets to balance operational emissions for 10 years Formal commitment to pursue climate change mitigation Full carbon offset plan expected to make MVP's operational emissions (Scope 1 & 2) carbon neutral for its first 10 years of service • Virginia methane abatement project: Carbon offsets are expected to equal 90% of MVP's operational GHG emissions over 10 years • MVP JV expects to purchase ~$150 MM of carbon offsets during its initial 10 years of operation Upon full implementation, MVP would become one of the nation’s first, large - scale interstate natural gas transmission lines to achieve carbon neutrality for operational emissions MVP's carbon credits to be verified annually and registered with the American Carbon Registry, assuring compliance with the California Air Resource Board's standards See slide 23 for important information regarding forward - looking statements.

2023 Sustainability Report Highlights

E-Train's ESG standards and practices for ethical, responsible, and sustainable operations

Safety

- More than 4,700 hours of employee safety education and training
- Total of $4.1 MM invested in proactive pipeline safety initiatives and corrosion prevention
- Intelex app for tracking safety data and proactive metrics, including "incidents and observations with serious potential" and "corrected safety opportunities"

Environmental

- ***Scope 1 & 2 emission targets and aspirations:*** **50% reduction in Methane by 2030 and 50% reduction in total GHG by 2040**
- At year-end 2022, 24% reduction in methane emissions from standard operations, compared to 2019 baseline
- Participation in industry groups striving to limit and reduce emissions: INGAA's Methane Commitment; API's Environmental Partnership; ONE Future Coalition; and AMI


Safety
Safety Leadership
Corporate Governance
Integrity
Economic Impact
Collaboration
Stakeholder Engagement
Transparency
Environmental Stewardship
Excellence

Governance

- ETRN's board comprised of: 75% independent directors; 38% female directors; and 13% African American or black directors
- Four standing committees ensure best practices and comprehensive oversight
- Majority of ETRN directors have prior experience on the boards of other companies

Social

- Roughly 60% of supply chain monies allocated locally
- More than 1,140 stakeholders received 2022 Materiality Assessment survey
- Donations through the Equitrans Midstream Foundation and corporate local giving program to align with select UN Sustainable Development Goals
- ETRN's operations support significant economic benefits through jobs, tax revenue generation and direct/indirect spending

16

Source: Equitrans Midstream 2023 Corporate Sustainability Report, published July 27, 2023 and based on year-end 2022 data. Governance statistics as of April 22, 2024.

Financial Overview 17

Incremental Adjusted EBITDA

Investing in projects to transport gas to key demand markets

Project	Estimated Capital ($MM)[1][4]	Estimated Annual Incremental Adjusted EBITDA ($MM)[1][4]
MVP[3]	~$4,120	~$220[2]
Hammerhead[5]	~$540	~$65
Equitrans Expansion Project (EEP)[6]	~$140	~$20
Total MVP and Related Projects	**~$4,800**	**~$305**

Projects are expected to add approximately $305 MM of annual incremental adjusted EBITDA[4]

Note: In addition to the listed projects ETRN would have the potential to receive up to $60 MM cash from EQT as Henry Hub bonus payments (see slide 6). See slide 23 for important information regarding forward-looking statements.

(1) ETRN expects to complete construction and final pipeline commissioning on or about May 31, 2024. MVP and MVP-related long-term firm capacity will begin on the first day of the month immediately following the date MVP receives FERC authorization to commence service and is able to provide the applicable service level (with certain MVC step ups and more significant gathering MVC fee declines under the EQT Global GGA commencing effective the first day of the calendar quarter in which the MVP long-term firm capacity obligations commence). Should MVP be authorized and able to provide service, however its long-term firm capacity obligations are not yet effective due to timing, MVP would be available for interruptible or short-term firm service until long-term firm capacity obligations commence. The majority of the remaining restoration is to occur following MVP in-service. Of the ~$4,800 MM estimated capital expenditures and capital contributions for MVP and related projects, ~$4,507 MM was spent through March 31, 2024. See ETRN's Quarterly Report on Form 10-Q for the three-month period ended March 31, 2024, for additional information regarding the timing of the commencement of MVP and MVP-related long-term firm capacity contractual obligations.

(2) Estimate derived based on an average calculation and reflects annualized amount. Actual annual results may vary, including over the applied forecast period, based on various factors, including taxes and other costs.

(3) Given ETRN's expectation to complete MVP project construction and final commissioning on or about May 31, 2024, and its estimated total project cost of approximately $7.85 billion (including contingency and excluding AFUDC), ETRN anticipates its equity ownership in the MVP project would progressively increase from approximately 48.9% to approximately 49.2%.Project is accounted for as an equity investment. See slide 23 for important information regarding forward-looking statements.

(4) See slide 25 for important disclosures regarding the non-GAAP financial measure adjusted EBITDA. See slide 23 for important information regarding forward-looking statements.

(5) EQT has 1.2 Bcf per day of long-term firm commitments on Hammerhead that will commence in connection with MVP in-service, that are expected to add ~$65 MM of annual incremental adjusted EBITDA. In Q1 2024, ~$6MM of revenue was generated from firm and interruptible services provided on Hammerhead to non-MVP delivery points. Additionally, ETRN continues to engage with potential customers regarding commitments for the ~400 MMcf per day of available capacity on Hammerhead for delivery to MVP. See slide 8 for additional information on Hammerhead, slide 23 for important information regarding forward-looking statements and slide 25 for important information regarding the non-GAAP financial measure adjusted EBITDA.

(6) The long-term firm commitments on EEP will commence in connection with MVP in-service. See slide 23 for important information regarding forward-looking statements.

10

Financing Overview

Summary

Existing project backlog expected to be funded with EQM revolver borrowings and free cash flow(1)

Targeting long-term leverage ratio of <4.0x(2)

Expect to issue MVP JV level debt post MVP in-service(3)

Annual dividend of $0.60 per common share

Manageable EQM Senior Note Maturities ($MM)



7.500%
$500
6.375%
$600
4.750%
$1,100
4.000%
$300
6.000%
$400
4.125%
$500
6.500%
$900
5.500%
$850
4.500%
$800
7.500%
$500
6.500%
$550
2024
2025
2026
2027
2028
2029
2030
2031
...
2048

See slide 25 for important information regarding the non-GAAP financial measures adjusted EBITDA, free cash flow and retained free cash flow. See slide 23 for important information regarding forward-looking statements.

(1) Revolver capacity is ~$1.55 B prior to April 30, 2025, and ~$1.45 B on and after April 30, 2025 and prior to April 30, 2026.

(2) See slide 23 for important information regarding forward-looking statements. See slide 25 for important information regarding the non-GAAP financial measure long-term leverage ratio.

(3) Consistent with prior statements, net proceeds to EQM expected to be used to address near-term EQM Senior Note maturities and revolver borrowings.

19

2024E Guidance 20 See slide 23 for important information regarding forward - looking statements. All guidance items exclude the impact of the propos ed acquisition by EQT. (1) Assumes, among other things, MVP construction completion on or about May 31, 2024. (2) Excludes ~$15 MM of capital expenditures related to the noncontrolling interest in Eureka Midstream Holdings, LLC (Eureka). (3) Includes capital contributions to MVP JV for the Southgate project. 2024E ($ MM) MVP (1) $700 Gathering (2) $220 - $270 Transmission (3) $70 - $80 Water $25 - $35 Total $1,015 - $1,085 Capital Guidance

21 Key Investment Highlights Proposed Acquisition by EQT • On March 11, 2024, announced the proposed acquisition of ETRN by EQT Corporation (EQT) in an all - stock transaction • ETRN shareholders will receive 0.3504 shares of EQT common stock in exchange for each share of ETRN common stock • ETRN shareholders are expected to own ~26% of the combined company Leading footprint in the Appalachian Basin • Premier gathering, transmission and water infrastructure positioned to benefit from core development in the Marcellus / Utica Shales • One of the largest natural gas gatherers in the United States, anchored by ~5 Bcf per day of MVCs (1) • Commercial alignment with EQT enables optimized drilling plans and significant midstream capital efficiencies Long - term firm contracts intended to provide support for cash flow profile • ~67% of total operating revenue from firm reservation fees in the first quarter 2024 (1) • ~13 - year weighted average firm gathering contracts remaining term (1) • ~11 - year weighted average firm transmission and storage contracts remaining term (1) Significant organic growth projects expected to support long - term growth • MVP project, together with the Hammerhead pipeline and Equitrans Expansion project, expected to add ~$305 MM of annual incremental adjusted EBITDA following MVP in - service (2) Disciplined capital plan • Intend to utilize excess retained free cash flow to reduce debt (3) • Targeting a long - term leverage ratio of <4.0x (3) Commitment to sustainability • Employing new application of technologies designed to reduce operational methane emissions • Launching a multi - year plan in pursuit of the Company’s emissions targets outlined in our climate policy • Completed our initial TCFD - based scenario analysis in late 2023 and continuing to explore the challenges and opportunities related to energy transition See slide 23 for important information regarding forward - looking statements. (1) Statistics as of March 31, 2024. Weighted average firm contract remaining term based on total projected contractual revenues, in cluding projected contractual revenues from future capacity expected from expansion projects that are not yet fully constructed or not yet fully in service for which the company has executed firm contracts. (2) See slide 18 for additional information. See slide 25 for important information regarding the non - GAAP financial measure adjuste d EBITDA. (3) See slide 25 for important information regarding the non - GAAP financial measures adjusted EBITDA, long - term leverage ratio and r etained free cash flow.

Appendix 22

This presentation contains certain forward - looking statements within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended (the Exchange Act), and Section 27A of the United States Securities Act of 1933, as amended (th e Securities Act), concerning ETRN and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial conditi on, or otherwise, based on current beliefs of the management of ETRN, as well as assumptions made by, and information currently a va ilable to, such management. Forward - looking statements may be identified by words such as “aim,” “anticipate,” “approximate,” “aspire,” “assume,” “believe,” “budget,” “cause,” “continue,” “could,” “de pend,” “develop,” “design,” “estimate,” “expect,” “focused,” “forecast,” “goal,” “guidance,” “impact,” “implement,” “increase ,” “intend,” “lead,” “maintain,” “may,” “might,” “objective,” “opportunity,” “outlook,” “plan,” “position,” “possible,” “potential,” “predict,” “project,” “pursue,” “reduce,” “remain,” “result,” “sched ule d,” “seek,” “should,” “strategy,” “strive,” “target,” “view,” “will,” or “would” and other similar words or expressions . The ab sence of such words or expressions does not necessarily mean the statements are not forward - looking statements. These statements are subject to various risks and uncertainties, many of which are outside ETRN 's control. Without limiting the generality of the foregoing, forward - looking statements contained in this communication may inc lude the following and/or statements with respect thereto, as applicable: statements regarding (i) the proposed EQT acquisition of ETRN, including the ability to consummate the Mergers (as defined in No te 2 of ETRN’s Quarterly Report on Form 10 - Q for the period ended March 31, 2024 to be filed with the SEC) in the expected time frame or at all, including due to the inability to obtain all approvals necessary or the failure of closing conditions and (ii) anticipated or perceived benefits of the proposed EQT acquisition of ETR N, including any synergies; the occurrence of any event, change or other circumstances that could give rise to the terminatio n o f the Merger Agreement (as defined in Note 2 of ETRN’s Quarterly Report on Form 10 - Q for the period ended March 31, 2024 to be filed with the SEC); the possibility that shareholders of EQT may not approv e the issuance of EQT common stock in connection with the proposed EQT acquisition of ETRN; the possibility that the sharehol der s of ETRN may not adopt the Merger Agreement; the risk that EQT or ETRN may be unable to obtain governmental and regulatory approvals required for the proposed EQT acquisition of ETRN, or requ ire d governmental and regulatory approvals may delay the Merger or result in the imposition of conditions that could cause the p art ies to abandon the Merger; the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all; risks related to disruption of management ’s time from ongoing business operations due to the proposed EQT acquisition of ETRN; the risk that any announcements relating t o t he proposed EQT acquisition of ETRN could have adverse effects on the market price of EQT’s common stock or ETRN’s common stock; the risk of any unexpected costs or expenses resulting from the pr opo sed EQT acquisition of ETRN; the risk of any litigation relating to the proposed EQT acquisition of ETRN; the risk that the p rop osed EQT acquisition of ETRN and its announcement could have an adverse effect on the ability of EQT and ETRN to retain and hire key personnel, on the ability of EQT or ETRN to attract thir d - p arty customers and maintain their relationships with derivatives and joint venture counterparties and on EQT’s and ETRN’s ope rat ing results and businesses generally; the risk that problems may arise in successfully integrating the businesses of EQT and ETRN, which may result in the combined company not operating as effectivel y a nd efficiently as expected; the risk that the combined company may be unable to achieve synergies or other anticipated benefi ts of the proposed EQT acquisition of ETRN or it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materia lly from those projected; the volatility in commodity prices for crude oil and natural gas; the effect of future regulatory or le gi slative actions on EQT and ETRN or the industry in which they operate, including the risk of new restrictions with respect to oil and natural gas development activities; the risk that the credit ratings of the combined business may be different from what EQT and ETRN expect; the ability of management to execute its plans to meet its go als and other risks inherent in EQT’s and ETRN’s businesses; public health crises, such as pandemics and epidemics, and any related government policies and actions; the potential disruption or interru pti on of EQT’s or ETRN’s operations due to war, accidents, political events, civil unrest, severe weather, cyber threats, terror ist acts, or other natural or human causes beyond EQT’s or ETRN’s control; the combined company’s ability to identify and mitigate the risks and hazards inherent in operating in the global energy industry ; e xpectations of plans, strategies, objectives and growth and anticipated financial and operational performance of ETRN and its af filiates, including guidance and any changes in such guidance in respect of ETRN’s gathering, transmission and storage and water services revenue and volume, including the anticipated effects associate d w ith the February 2020 Gas Gathering and Compression Agreement (and as subsequently amended) entered into with EQT Corporation (E QT) and certain affiliates (collectively, the EQT Global GGA); projected revenue (including from firm reservation fees) and volumes, gathering rates, deferred revenues, expenses and contra ct liabilities, and the effects on liquidity, leverage, projected revenue, deferred revenue and contract liabilities associated wit h the EQT Global GGA and the MVP project (including changes in timing for such project); the ultimate gathering MVC fee relief, and timing thereof, provided to EQT under the EQT Global GGA and relate d a greements, and timing of commencement of step ups in MVC thereunder; ETRN’s ability to de - lever and timing and means thereof; th e ultimate financial, business, reputational and/or operational impacts resulting, directly or indirectly, from the Rager Mountain incident; any forecasted adjusted EBITDA (and incremental adj usted EBITDA with MVP full in - service), water operating (loss) income, adjusted water EBITDA, net (loss) income, free cash flow, retained free cash flow (and usage thereof), leverage ratio, build multiples and deferred revenue; the weighted average contract life of gathering, transmission and storage contracts; infrastructure pro gra ms (including the targeted or ultimate timing, cost, capacity and sources of funding with respect to gathering, transmission and storage and water projects); the cost to construct or restore right - of - way for, capacity of, shippers for, timing and durability of regulatory approvals and concluding litigation, final design (inclu din g project scope, expansions, extensions or refinements and capital and incremental adjusted EBITDA related thereto), ability and timing to contract additional capacity on, mitigate emissions from, targeted in - service dates of, and completion (including potential timing of such completion) of current, planned or in - service projects or a ssets, in each case as applicable; the effect of the Fiscal Responsibility Act of 2023 on the MVP JV's ability to complete th e M VP project; the ability to construct, complete and place in - service the MVP project; the targeted timing and cost of completing the MVP project (and risks related thereto); the targeted total MVP proje ct cost and schedule, including the timing for contractual obligations to commence, and the ability to continue construction, po ten tial receipt of in - service authorization, and the realizability of the perceived benefits of the MVP project; views as to having finalized the scope of Southgate and the ability to permit, construct, comple te and place in - service Southgate; the targeted total project cost and timing for completing (and ability to complete) Southgate, i ncluding the satisfaction, if any, of conditions precedent with respect to the relevant precedent agreements, timing for forecasted capital expenditures related thereto, and the realizability of the perce ive d benefits of the amended project design, scope and provisions included in the relevant precedent agreements, and any potenti al extensions of the terms of the precedent agreements; the MVP JV's ability to execute any additional agreements for firm capacity for Southgate; the potential for future bipartisan support for, and th e p otential timing for, additional federal energy infrastructure permitting reform legislation to be enacted; the ultimate terms , p artner relationships and structure of the MVP JV and ownership interests therein; the realizability of all or any portion of the potential Henry Hub bonus payments; the impact of changes in assumpt ion s and estimates relating to the potential completion and full in - service timing of the MVP project (as well as changes in such t iming) on, among other things, the fair value of the Henry Hub cash bonus payment provision of the EQT Global GGA, gathering rates, the amount of gathering MVC fee relief and the estimated transactio n p rice allocated to ETRN's remaining performance obligations under certain contracts with firm reservation fees and MVCs; ETRN’ s a bility to identify and complete opportunities to optimize its existing asset base and/or expansion projects in ETRN’s operating areas and in areas that would provide access to new markets; ETRN’s abi lity to bring, and targeted timing for bringing, in - service extensions and expansions of its mixed - use water system, and realize benefits therefrom in accordance with its strategy for its water services business segment; ETRN’s ability to identify and complete acquisitions and other strategic transactions, including joint vent ure s, effectively integrate transactions into ETRN’s operations, and achieve synergies, system optionality, accretion and other ben efits associated with transactions, including through increased scale; the potential for the MVP project, EQM Midstream Partners, LP’s (EQM) leverage, the proposed EQT acquisition of ETRN, customer cr edi t ratings changes, defaults, acquisitions, dispositions and financings to impact EQM’s credit ratings and the potential scope of any such impacts; the effect and outcome of contractual disputes, litigation and other proceedings, including regulatory investigations and proceedings; the potential effects of any consolida tio n of or effected by upstream gas producers, including acquisitions of midstream assets, whether in or outside of the Appalach ian Basin; the potential for, timing, amount and effect of future issuances or repurchases of ETRN’s securities; the effects of conversion, if at all, of ETRN’s preferred shares; the effects of seasonalit y; expected cash flows, cash flow profile (and support therefor from certain contract structures) and MVCs, including those asso cia ted with the EQT Global GGA, and the potential impacts thereon of the commission and in - service timing (or absence thereof) and cost of the MVP project; projected capital contributions and capital a nd operating expenditures (which may be adjusted by management of the combined company should the proposed EQT acquisition of ET RN close), including the amount and timing of reimbursable capital expenditures, capital budget and sources of funds for capital expenditures; ETRN’s ability to recoup replacement and rel ated costs; future dividend amounts, timing and rates; statements regarding macroeconomic factors effects on ETRN’s business, in cluding, future commodity prices, the impact of MVP in - service on commodity prices or natural gas volumes in the Appalachian Basin, and takeaway capacity constraints in the Appalachian Basin; be liefs regarding future decisions of customers in respect of production growth, curtailing natural gas production, timing of t urn ing wells in line, rig and completion activity and related impacts on ETRN’s business, and the effect, if any, on such future decisions should the MVP be brought in - service, as well as the potential for in creased volumes to flow to ETRN’s gathering and transmission system to supply the MVP following in - service; ETRN’s liquidity and financing position and requirements, including sources, availability and sufficiency; statements regarding future interest rates and/or reference rates and the potential impacts thereof; the ability of ETRN’s subsidiaries (some of which are not wholly owned) to service debt under, and comply with the covenants contained in, t he ir respective credit agreements; the MVP JV’s ability to raise project - level debt, and the anticipated proceeds that ETRN expects to receive therefrom; expectations regarding natural gas and water volum es in ETRN’s areas of operations; ETRN’s ability to achieve anticipated benefits associated with the execution of commercial agr eem ents; ETRN’s ability to position itself for a lower carbon economy, achieve, and create value from, its ESG and sustainability initiatives, targets and aspirations (including targets and aspira tio ns set forth in its climate policy) and respond, and impacts of responding, to increasing stakeholder scrutiny in these areas ; t he effectiveness of ETRN’s information technology and operational technology systems and practices to detect and defend against evolving cyberattacks on United States critical infrastructure; the effect s a nd associated cost of compliance with existing or new government regulations including any quantification of potential impact s o f regulatory matters related to climate change on ETRN; and future tax rates, status and position. These forward - looking statements involve risks and uncertainties that could cause actual results to differ materially from projected results. Accordingly, investors should not place undue reliance on forward - looking statements as a prediction of actual results. ETRN has based these forward - looking statements on management’s current expectations and assumptions about future events. While ETRN con siders these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory, judicial, construction and other risks and un certainties, many of which are difficult to predict and are beyond the ETRN’s control, including, as it pertains to the MVP p roj ect and its total cost and timing, risks and uncertainties such as the physical construction and restoration conditions, including steep slopes and any further unexpected geological impediments, equipment iss ues, weather which could affect forward construction and restoration, including the amount and severity of pipeline slips, te sti ng, commissioning, continued crew availability, ability to meet workforce draw down plans, productivity ultimately realized, assumptions related to, and the realizability of, bids provided or to be p rov ided and/or claims which could be made by or against contractors, including relating to materials or subcontractors, project opp osition, and the receipt of any necessary approvals, including in - service authorization. Further, the commencement of MVP and MVP - related long - term firm capacity contractual obligations, and certain MVC step ups, more significant gathering MVC fee declines and potential Henry Hub cash bonus payments under the EQT Global GGA, i s dependent on MVP authorization from the FERC and ability to commence service and also the terms of the applicable contracts governing the timing of such commencement, which generally pr ovi de that such firm capacity obligations commence on the first day of the month immediately following the date MVP is authorize d a nd able to provide the applicable service level and in the case of the EQT Global GGA begin on the first day of the calendar quarter in which such MVP firm capacity obligations commence. The r isk s and uncertainties that may affect the operations, performance and results of ETRN’s business and forward - looking statements in clude, but are not limited to, those set forth above as well as under Part I, "Item 1A. Risk Factors" in ETRN's Annual Report on Form 10 - K for the year ended December 31, 2023 filed with the Securit ies and Exchange Commission (the SEC), as updated by the risk factors to be disclosed under Part II, "Item 1A. Risk Factors," of ETRN’s Quarterly Report on Form 10 - Q for the three months ended March 31, 2024 to be filed with the SEC, as applicable, and ETRN's subsequent filings. Any forward - looking statement speaks only as of the date on which such statement is made, and ETRN does not intend to correct or update any forward - looking statement, unless r equired by securities law, whether as a result of new information, future events or otherwise. As forward - looking statements involve significant risks and uncertainties, caution should be exercised agai nst placing undue reliance on such statements. All such statements are expressly qualified by this cautionary statement. Cautionary Statements 23

Cautionary Statements

Important Information For Investors And Shareholders; Additional Information And Where To Find It

In connection with the proposed transaction between EQT and Equitrans, EQT intends to file with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 (the "registration statement") that will include a joint proxy statement of EQT and Equitrans and that will also constitute a prospectus of EQT (the "joint proxy statement/prospectus"). EQT and Equitrans also intend to file other documents regarding the proposed transaction with the SEC. This document is not a substitute for the joint proxy statement/prospectus or the registration statement or any other document that EQT or Equitrans may file with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT EQT, EQUITRANS, THE PROPOSED TRANSACTION, THE RISKS THERETO AND RELATED MATTERS. After the registration statement has been declared effective, a definitive joint proxy statement/prospectus will be mailed to the shareholders of EQT and the shareholders of Equitrans. Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus and other relevant documents filed or that will be filed with the SEC by EQT or Equitrans through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by EQT may be obtained free of charge on EQT's website at www.ir.eqt.com/investor-relations. Copies of the documents filed with the SEC by Equitrans may be obtained free of charge on Equitrans' website at www.ir.equitransmidstream.com.

Participants In Solicitation

EQT and Equitrans and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction contemplated by the joint proxy statement/prospectus. Information regarding EQT's directors and executive officers and their ownership of EQT's securities is set forth in EQT's filings with the SEC, including EQT's Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and its Definitive Proxy Statement on Schedule 14A that was filed with the SEC on March 1, 2024. To the extent such person's ownership of EQT's securities has changed since the filing of such proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Information regarding Equitrans' directors and executive officers and their ownership of Equitrans' securities is set forth in Equitrans' filings with the SEC, including Equitrans' Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and its Definitive Proxy Statement on Schedule 14A that was filed with the SEC on March 4, 2024. To the extent such person's ownership of Equitrans' securities has changed since the filing of such proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus and other relevant materials that will be filed with the SEC regarding the proposed transaction when such documents become available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer Or Solicitation

This presentation relates to the proposed transaction between EQT and Equitrans. This presentation is for informational purposes only and shall not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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Non-GAAP Measures

Adjusted EBITDA excludes the impact of certain non-operating income and expenses, non-cash items, and other items that ETRN believes are not indicative of ETRN's ongoing operations or affect the comparability of results period to period. As used in this presentation, and except as referenced in connection with the discussion of incremental adjusted EBITDA from the MVP project, Hammerhead pipeline and Equitrans Expansion project, adjusted EBITDA means, as applicable, net income (loss), plus income tax expense (benefit), net interest expense, depreciation, amortization of intangible assets, payments on the preferred interest in EQT Energy Supply, LLC (Preferred Interest), non-cash long-term compensation expense, transaction costs, realized gains on derivative instruments and less equity income, AFUDC-equity, unrealized gain (loss) on derivative instruments and adjusted EBITDA attributable to noncontrolling interest.

When used in reference to ETRN's expected incremental adjusted EBITDA from the MVP project, as well as the Hammerhead pipeline and the Equitrans Expansion project, adjusted EBITDA means, as applicable, ETRN's net income (loss), plus income tax expense (benefit), net interest expense, depreciation, amortization of intangible assets, payments on the Preferred Interest, non-cash long-term compensation expense, transaction costs, realized gains on derivative instruments and less equity income, AFUDC-equity, unrealized gain (loss) on derivative instruments, and adjusted EBITDA attributable to noncontrolling interest, and also includes, as applicable, ETRN's proportional ownership interest in the projected earnings before interest, taxes, depreciation and amortization of the MVP project, as well as its ownership of the projected earnings before interest, taxes, depreciation and amortization of the Hammerhead pipeline and Equitrans Expansion project.

As used in this presentation, free cash flow means, as applicable, net cash provided by operating activities plus principal payments received on the Preferred Interest, distributions received from the MVP JV included in net cash provided by (used in) investing activities, and less net cash provided by operating activities attributable to noncontrolling interest, dividends paid to Series A Preferred shareholders, capital expenditures (excluding the noncontrolling interest share (40%) of Eureka capital expenditures), capital contributions to MVP JV and distributions received from the MVP JV associated with MVP financing activities.

As used in this presentation, retained free cash flow means free cash flow less dividends paid to common shareholders.

As used in this presentation, long-term leverage ratio is calculated as ETRN's consolidated debt divided by (adjusted EBITDA plus deferred revenue less ETRN's proportional ownership interest in the projected earnings before interest, taxes, depreciation and amortization of the MVP project plus distributions received from the MVP JV (excluding those associated with MVP financing activities)). ETRN's consolidated debt means EQM revolving credit facility borrowings, EQM long-term debt and EQM's proportional ownership interest of Eureka revolving credit facility borrowings. Long-term leverage ratio is a different calculation and not a replacement for Consolidated Leverage Ratio (as defined in the Amended EQM Credit Facility).

Adjusted EBITDA, free cash flow, retained free cash flow and long-term leverage ratio are non-GAAP supplemental financial measures that management and external users of ETRN's consolidated financial statements, such as industry analysts, investors, lenders, and rating agencies, may use to assess:

- ETRN's operating performance as compared to other publicly traded companies in the midstream energy industry without regard to historical cost basis or, in the case of adjusted EBITDA, financing methods
- The ability of ETRN's assets to generate sufficient cash flow to pay dividends to ETRN's shareholders ETRN's ability to incur and service debt and fund capital expenditures and capital contributions
- The viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities

ETRN believes that adjusted EBITDA, free cash flow, retained free cash flow, ETRN consolidated debt and long-term leverage ratio provide useful information to investors in assessing ETRN's financial condition and results of operations. Adjusted EBITDA, free cash flow, retained free cash flow and ETRN consolidated debt should not be considered as alternatives to net income (loss), operating income net cash provided by operating activities or total debt, as applicable, or any other measure of financial performance or liquidity presented in accordance with GAAP. Adjusted EBITDA, free cash flow, retained free cash flow, ETRN consolidated debt and long-term leverage ratio have important limitations as analytical tools because they exclude some, but not all, items that affect net income (loss), operating income, net cash provided by operating activities and total debt. Additionally, because these non-GAAP metrics may be defined differently by other companies in ETRN's industry, ETRN's definitions of adjusted EBITDA, free cash flow, retained free cash flow, ETRN consolidated debt and long- term leverage ratio may not be comparable to similarly titled measures of other companies, thereby diminishing the utility of the measures. Free cash flow and retained free cash flow should not be viewed as indicative of the actual amount of cash that ETRN has available for dividends or that ETRN plans to distribute and are not intended to be liquidity measures.

ETRN is unable to provide a reconciliation of projected adjusted EBITDA from projected net income (loss), the most comparable financial measure calculated in accordance with GAAP, or a reconciliation of projected free cash flow or retained free cash flow to net cash provided by operating activities, the most comparable financial measure calculated in accordance with GAAP. ETRN has not provided a reconciliation of projected adjusted EBITDA to projected net income (loss), the most comparable financial measure calculated in accordance with GAAP, due to the inherent difficulty and impracticability of predicting certain amounts required by GAAP with a reasonable degree of accuracy. Net income (loss) includes the impact of depreciation expense, income tax expense (benefit), the impact of changes in the projected fair value of derivative instruments prior to settlement, potential changes in estimates for certain contract liabilities and unbilled revenues and certain other items that impact comparability between periods and the tax effect of such items, which may be significant and difficult to project with a reasonable degree of accuracy. Therefore, a reconciliation of projected adjusted EBITDA to projected net income (loss) is not available without unreasonable effort.

ETRN has not provided the projected net income (loss) of the MVP project and/or related assets and projects, including the Hammerhead pipeline and Equitrans Expansion project, the most comparable financial measure calculated in accordance with GAAP, or a reconciliation of such measure to incremental adjusted EBITDA. Projected net income (loss) from such projects and assets, and the related reconciliation, is not available without unreasonable effort because ETRN does not provide guidance with respect to the intra-year timing of its or the MVP JV's capital spending, which impact AFUDC-debt and equity and equity earnings, among other items, that are reconciling items. In addition, the MVP project remains under construction. As a result, the timing of capital expenditures associated with the MVP project is uncertain and subject to elements outside of ETRN's control. Further, these assets and projects are or will upon in-service be reported in ETRN's Gathering and Transmission business segments, and ETRN does not allocate certain costs, such as interest expenses, to individual assets within business segments.

ETRN is unable to project net cash provided by operating activities because this metric includes the impact of changes in operating assets and liabilities related to the timing of cash receipts and disbursements that may not relate to the period in which the operating activities occurred. ETRN is unable to project these timing differences with any reasonable degree of accuracy to a specific day, three or more months in advance. Therefore, ETRN is unable to provide projected net cash provided by operating activities, or the related reconciliation of each of projected free cash flow and projected retained free cash flow to projected net cash provided by operating activities, without unreasonable effort.

ETRN has not provided a reconciliation of ETRN's consolidated debt to total debt, the most comparable financial measure calculated in accordance with GAAP. ETRN is unable to project total debt for any future period because total debt is dependent on the timing of cash receipts and disbursements that may not relate to the periods in which those activities occurred. ETRN is unable to project these timing differences with any reasonable degree of accuracy and therefore cannot reasonably determine the timing and need of borrowings and repayments of revolving credit facility borrowings without unreasonable effort.

ETRN has not provided a reconciliation of long-term leverage ratio because there is no meaningful corresponding ratio under GAAP. In addition, ETRN is unable to provide a reconciliation to the component parts for long-term leverage ratio to their most comparable GAAP metric. Specifically, ETRN is unable to provide a reconciliation of projected adjusted EBITDA from projected net income (loss), the most comparable financial measure calculated in accordance with GAAP. ETRN has not provided a reconciliation of projected adjusted EBITDA to projected net income (loss), the most comparable financial measure calculated in accordance with GAAP, due to the inherent difficulty and impracticability of predicting certain amounts required by GAAP with a reasonable degree of accuracy. Net income (loss) includes the impact of depreciation expense, income tax expense (benefit), the impact of changes in the projected fair value of derivative instruments prior to settlement, potential changes in estimates for certain contract liabilities and unbilled revenues and certain other items that impact comparability between periods and the tax effect of such items, which may be significant and difficult to project with a reasonable degree of accuracy. Therefore, a reconciliation of projected adjusted EBITDA to projected net income (loss) is not available without unreasonable effort. ETRN has also not provided a reconciliation of ETRN's consolidated debt to total debt, the most comparable financial measure calculated in accordance with GAAP.

ETRN is unable to project total debt for any future period because total debt is dependent on the timing of cash receipts and disbursements that may not relate to the periods in which those activities occurred. ETRN is unable to project these timing differences with any reasonable degree of accuracy and therefore cannot reasonably determine the timing and need of borrowings and repayments of revolving credit facility borrowings without unreasonable effort.

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